Table of Contents

Exhibit 8.1

Compañía Cervecerías Unidas S.A.
List of Significant Subsidiaries

The following list contains the name, jurisdiction of incorporation and the names under which our significant subsidiaries do business, according to its definition under rule 1-02(w) of Regulation S-X, as of December 31, 2003.

	Jurisdiction of	Name Under Which		Number of Omitted
Name	Incorporation	Subsidiary Operates	Line of Business	Subsidiaries(1)

Cervecera CCU Chile			Beer production and
Ltda.	Chile	CCU Chile	marketing	-
Compañía Cervecerías Unidas			Beer production and
Argentina S.A.	Argentina	CCU Argentina	marketing	2
Embotelladoras Chilenas			Soft drinks,	5
Unidas S.A.	Chile	ECUSA	nectars, mineral
			water production and
			marketing
			Wine production and
Viña San Pedro S.A.	Chile	VSP	marketing	4

(1)	The jurisdiction of incorporation of all of the omitted subsidiaries is outside of the United States.